UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41316

Alpha Tau Medical Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Kiryat HaMada St. 5

Jerusalem, Israel 9777605

+972 (3) 577-4115

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

CONTENTS

On May 19, 2025, Alpha Tau Medical Ltd. (the “Company”) issued a press release titled “Alpha Tau Medical Announces First Quarter 2025 Financial Results and Provides Corporate Update.” A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

This Report and the related exhibits are incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-271073, 333-264306 and 333-274457) and Form S-8 (File Nos. 333-264169, 333-270406, 333-277733 and 333-285745).

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated May 19, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Alpha Tau Medical Ltd.

Date: May 19, 2025	By:	/s/ Uzi Sofer
Uzi Sofer
Chief Executive Officer

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